

March 29, 2013

Via E-mail
Graham Kelly
Chief Executive Officer
Novogen Limited
1-7 Waterloo Road, Level 1
North Ryde, New South Wales 2113
Australia

> **Re:** **Novogen Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2012**
> **Filed October 29, 2012**
> **File No. 000-29962**

Dear Dr. Kelly:

We have reviewed your March 7, 2013 response to our February 14, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and information you provide in response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page 75

1. Please refer to your response to our prior comment. If Grant Thornton is assuming responsibility for all periods presented, no reference should be made in its report to the prior auditor. Therefore, please amend your filing to include a revised audit report from Grant Thornton Audit Pty Ltd that removes the reference to the prior auditor.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant